SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED PARTY TRANSACTIONS

Parties

Braskem S/A (“Braskem”), successor of Polibrasil Resinas S.A.*, and Petróleo Brasileiro S/A (“Petrobras”).

*Polibrasil was succeeded by Suzano Petroquímica S/A which, in turn, was succeeded by Quattor Petroquímica S.A., then succeeded by Braskem Petroquímica S.A, which was finally absorbed by Braskem S.A.

Relationship with the issuer	Petrobras is a Shareholder with Significant Influence over Braskem. Braskem is an affiliate of Petrobras.
Purpose	Automatic renewal of agreements for acquisition, by Braskem, of propylene sold by Petrobras through the Duque de Caxias Refinery (“REDUC”) and Capuava Refinery (“RECAP”), and the acquisition by Petrobras of return propylene stream sold by Braskem.
Key terms and conditions

Commitment to purchase and sell up to one hundred thousand (100,000) tons of polymer-grade propylene per year from REDUC and up to one hundred forty thousand (140,000) tons per year from RECAP to ensure the supply of raw materials to Braskem's industrial units in Rio de Janeiro and São Paulo (PP5 and PP4), based on international reference prices.

The propylene supply agreements with REDUC and RECAP were originally entered into with effective term from May 18, 2001 to May 17, 2021, having been renewed automatically for five years (until May 17, 2026), subject to the same commercial conditions previously observed, which reflect balanced and competitive terms.

Date of execution of the agreements	The agreements were automatically renewed on May 18, 2021, but they were originally signed on May 18, 2001.

1

Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers did not participate in Braskem’s decision process or in the decision on automatic renewal of the transaction.
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment	It involves the purchase of propylene at international reference prices.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.